SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

FALCONSTOR SOFTWARE, INC.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

306137100
(CUSIP Number)

Martin M. Hale, Jr.
17 State Street, Suite 3230
New York, NY 10004
(212) 751-8800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 10 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Martin M. Hale, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 175,032
8

SHARED VOTING POWER

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

1,450,391 Shares of Common Stock

13,859,128 shares of Common Stock issuable upon exercise of Warrants

	9	SOLE DISPOSITIVE POWER 175,032
10

SHARED DISPOSITIVE POWER

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

1,450,391 Shares of Common Stock

13,859,128 shares of Common Stock issuable upon exercise of Warrants

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

1,625,423 Shares of Common Stock

13,859,128 shares of Common Stock issuable upon exercise of Warrants

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.68%*
14	TYPE OF REPORTING PERSON IN

*Based on 44,563,490 shares of Common Stock outstanding as of October 31, 2017 as disclosed in the Quarterly Report on Form 10-Q of Falconstor Software, Inc. (the “Issuer”) for the quarterly period ended September 30, 2017.  Pursuant to the Certificate of Designations for the Series A  Convertible Preferred Stock of the Issuer, the holders of Series A Convertible Preferred Stock are entitled to vote, together with the Common Stock, on all matters as to which the holders of Common Stock are entitled to vote.  Each share of Series A Convertible Preferred Stock is entitled to a number of votes per share equal to the number of shares of Common Stock issuable upon conversion of a share of Series A Convertible Preferred Stock, based on an assumed conversion price of $1.23 (subject to adjustment for stock splits, stock dividends, stock combinations and similar events, as applicable, with respect to the Common Stock).

1	NAME OF REPORTING PERSON Hale Fund Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
8

SHARED VOTING POWER

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

1,450,391 Shares of Common Stock

13,859,128 shares of Common Stock issuable upon exercise of Warrants

	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

1,450,391 Shares of Common Stock

13,859,128 shares of Common Stock issuable upon exercise of Warrants

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

1,450,391 Shares of Common Stock

13,859,128 shares of Common Stock issuable upon exercise of Warrants

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.42%*
14	TYPE OF REPORTING PERSON OO

*Based on 44,563,490 shares of Common Stock outstanding as of October 31, 2017 as disclosed in the Quarterly Report on Form 10-Q of the “Issuer for the quarterly period ended September 30, 2017.  Pursuant to the Certificate of Designations for the Series A  Convertible Preferred Stock of the Issuer, the holders of Series A Convertible Preferred Stock are entitled to vote, together with the Common Stock, on all matters as to which the holders of Common Stock are entitled to vote.  Each share of Series A Convertible Preferred Stock is entitled to a number of votes per share equal to the number of shares of Common Stock issuable upon conversion of a share of Series A Convertible Preferred Stock, based on an assumed conversion price of $1.23 (subject to adjustment for stock splits, stock dividends, stock combinations and similar events, as applicable, with respect to the Common Stock).

1	NAME OF REPORTING PERSON Hale Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
8

SHARED VOTING POWER

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

1,450,391 Shares of Common Stock

13,859,128 shares of Common Stock issuable upon exercise of Warrants

	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

1,450,391 Shares of Common Stock

13,859,128 shares of Common Stock issuable upon exercise of Warrants

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

1,450,391 Shares of Common Stock

13,859,128 shares of Common Stock issuable upon exercise of Warrants

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.42%*
14	TYPE OF REPORTING PERSON PN

*Based on 44,563,490 shares of Common Stock outstanding as of October 31, 2017 as disclosed in the Quarterly Report on Form 10-Q of the “Issuer for the quarterly period ended September 30, 2017.  Pursuant to the Certificate of Designations for the Series A  Convertible Preferred Stock of the Issuer, the holders of Series A Convertible Preferred Stock are entitled to vote, together with the Common Stock, on all matters as to which the holders of Common Stock are entitled to vote.  Each share of Series A Convertible Preferred Stock is entitled to a number of votes per share equal to the number of shares of Common Stock issuable upon conversion of a share of Series A Convertible Preferred Stock, based on an assumed conversion price of $1.23 (subject to adjustment for stock splits, stock dividends, stock combinations and similar events, as applicable, with respect to the Common Stock).

1	NAME OF REPORTING PERSON Hale Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
8

SHARED VOTING POWER

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

1,450,391 Shares of Common Stock

13,859,128 shares of Common Stock issuable upon exercise of Warrants

	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

1,450,391 Shares of Common Stock

13,859,128 shares of Common Stock issuable upon exercise of Warrants

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

1,450,391 Shares of Common Stock

13,859,128 shares of Common Stock issuable upon exercise of Warrants

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.42%*
14	TYPE OF REPORTING PERSON PN

*Based on 44,563,490 shares of Common Stock outstanding as of October 31, 2017 as disclosed in the Quarterly Report on Form 10-Q of the “Issuer for the quarterly period ended September 30, 2017.  Pursuant to the Certificate of Designations for the Series A  Convertible Preferred Stock of the Issuer, the holders of Series A Convertible Preferred Stock are entitled to vote, together with the Common Stock, on all matters as to which the holders of Common Stock are entitled to vote.  Each share of Series A Convertible Preferred Stock is entitled to a number of votes per share equal to the number of shares of Common Stock issuable upon conversion of a share of Series A Convertible Preferred Stock, based on an assumed conversion price of $1.23 (subject to adjustment for stock splits, stock dividends, stock combinations and similar events, as applicable, with respect to the Common Stock).

1	NAME OF REPORTING PERSON HCP-FVA, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
8

SHARED VOTING POWER

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

851,354 Shares of Common Stock

13,859,128 shares of Common Stock issuable upon exercise of Warrants

	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

851,354 Shares of Common Stock

13,859,128 shares of Common Stock issuable upon exercise of Warrants

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

851,354 Shares of Common Stock

13,859,128 shares of Common Stock issuable upon exercise of Warrants

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.5%*
14	TYPE OF REPORTING PERSON OO

*Based on 44,563,490 shares of Common Stock outstanding as of October 31, 2017 as disclosed in the Quarterly Report on Form 10-Q of the “Issuer for the quarterly period ended September 30, 2017.  Pursuant to the Certificate of Designations for the Series A  Convertible Preferred Stock of the Issuer, the holders of Series A Convertible Preferred Stock are entitled to vote, together with the Common Stock, on all matters as to which the holders of Common Stock are entitled to vote.  Each share of Series A Convertible Preferred Stock is entitled to a number of votes per share equal to the number of shares of Common Stock issuable upon conversion of a share of Series A Convertible Preferred Stock, based on an assumed conversion price of $1.23 (subject to adjustment for stock splits, stock dividends, stock combinations and similar events, as applicable, with respect to the Common Stock).

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2013 (the “Original Schedule 13D”) and as amended by Amendment No. 1 (“Amendment No. 1”) filed with the SEC on August 11, 2015 and Amendment No. 2 (“Amendment No. 2”) filed with the SEC on June 3, 2016 (the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 3 are collectively referred to as, the “Schedule 13D”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of FalconStor Software, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2 Huntington Quadrangle, Melville, NY 11747. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends and supplements Items 3, 4, 5, 6 and 7 as set forth below.

ITEM 3	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is supplemented by the addition of the following:

Warrants to purchase 13,859,128 shares of Common Stock reported in this Amendment No. 3 (the “Initial Loan and Backstop Warrants”) were acquired by HCP-FVA, LLC (“HCP-FVA”). The consideration for the Initial Loan and Backstop Warrants consisted of (i) that certain bridge loan from HCP-FVA to the Issuer in the principal amount of $500,000 (the “Short-Term Loan”) and (ii) Hale Capital Partners, LP (“HCP”) providing the Commitment Letter (as defined in Item 4 below) to the Issuer with respect to the proposed Financing (as defined in Item 4 below).

ITEM 4	PURPOSE OF TRANSACTION

On November 17, 2017, HCP provided a commitment letter to the Company (the “Commitment Letter”), which Commitment Letter is referenced as Exhibit 1 hereto, pursuant to which HCP committed to purchase (the “Commitment”) up to seventy-five percent (75%) of the total number of units (the “Financing Units”) to be issued in that certain financing described in the Commitment Letter (the “Financing”), subject to the terms and conditions set forth in the Commitment Letter. As part of that Commitment, on November 17, 2017, HCP-FVA entered into a Loan and Security Agreement (the “Loan Agreement”), which is referenced as Exhibit 2 hereto, with the Issuer and certain other loan parties named therein (collectively, the “Loan Parties”) pursuant to which HCP-FVA made the Short-Term Loan to the Issuer.

The Short-Term Loan is evidenced by that certain secured promissory note in the aggregate principal amount of $500,000, which secured promissory note is in the form attached to the Loan Agreement as Exhibit A. The Short-Term Loan (i) bears interest at a rate per annum equal to the prime rate, as set forth in the Wall Street Journal, plus 0.75%, (ii) is secured by a lien on all of the Loan Parties’ assets, (iii) is guaranteed by the Issuer’s domestic subsidiaries, (iv) has a maturity date of May 17, 2018, (v) is subject to mandatory prepayment upon the occurrence of certain events, including future equity or debt financings and a change of control, which mandatory prepayment shall include a prepayment fee of five percent (5%) of the principal amount of the Short-Term Loan prepaid by the Issuer and (vi) will, upon closing of any portion of the Financing with HCP or its affiliates, be satisfied through the issuance and sale to HCP-FVA of Financing Units; the Financing Units to be issued to HCP-FVA in respect of the principal amount of the Short-Term Loan (the “Bridge Loan Obligations”) will consist of (y) senior secured debt in the aggregate principal amount of the Short-Term Loan and (z) warrants to purchase approximately 61,165,134 shares of Common Stock (assuming a year end closing), at an exercise price of $0.001 per share.

As a condition to the Short-Term Loan and in partial consideration for the Commitment, the Issuer issued to HCP-FVA on November 17, 2017 the Initial Loan and Backstop Warrants, which Initial Loan and Backstop Warrants are referenced as Exhibit 3 hereto. The Initial Loan and Backstop Warrants (i) have an exercise price of $0.001 per share, (ii) are exercisable for a period of ten (10) years and (iii) contain a cashless exercise provision.

The Financing contemplated by the Commitment is a private placement of approximately $14,080,000 of Financing Units (which assumes a year end closing) to eligible stockholders of the Issuer, with each Financing Unit consisting of senior secured debt, nominal warrants and shares of the Issuer’s Series A Preferred Stock held by HCP-FVA. If the Financing is fully subscribed, $4,000,000 million of the total offering proceeds would be paid to the Issuer in exchange for the portion of the Financing Units consisting of secured debt and warrants and approximately $10,080,000 million of the total offering proceeds (less any portion attributable to the Financing Units purchased by HCP or its affiliates) would be paid to HCP-FVA for the purchase of its Series A Preferred Stock of the Issuer. Pursuant to the terms of the Commitment, HCP has committed to purchase 75% of the total number of Financing Units to be issued in the Financing to ensure the Issuer will receive at least $3 million of total offering proceeds, inclusive of the units issuable upon conversion of the Short-Term Loan.

Upon HCP or its affiliate funding all or any portion of the Commitment, the Issuer will issue an additional warrant (the “Additional Backstop Warrants” and, together with the Initial Loan and Backstop Warrants, the “Backstop Warrants”) to HCP or its designated affiliate to purchase 41,577,382 shares of Common Stock at an exercise price of $0.001 per share, which Additional Backstop Warrants shall be in substantially the same form as the Initial Loan and Backstop Warrants. All of the Backstop Warrants (or the Common Stock into which they were converted on a post-cashless exercise basis) are subject to cancellation in the event that HCP fails to fund the Commitment requested by the Issuer following satisfaction of all conditions to such funding as set forth in, and subject to the terms of, the Commitment Letter. Fifty percent (50%) of the Backstop Warrants (or the shares of Common Stock issuable upon exercise thereof on a post-cashless exercise basis) are subject to cancellation in the event that more than half of the Financing Units are purchased by eligible stockholders (other than HCP and its affiliates). The Backstop Warrants are in addition to the nominal warrants to be issued to HCP or any of its affiliates in connection with their purchase of any Financing Units in the Financing. With respect to any Backstop Warrants issued to HCP and its affiliates, HCP and its affiliates that hold the Backstop Warrants have agreed to exercise the Backstop Warrants, up to the maximum amount of available authorized stock, and vote the shares of Common Stock issuable upon exercise thereof in favor of an amendment to the Issuer’s Certificate of Incorporation necessary to increase the authorized Common Stock in order to permit the consummation of the Financing and the issuance of the securities issuable in connection therewith.

The foregoing descriptions of the Commitment Letter, the Loan Agreement and the Initial Loan and Backstop Warrants do not purport to be complete and are qualified in their entirety by the terms of each such document which are incorporated herein by reference to Exhibits 1, 2 and 3 of this Amendment No. 3.

ITEM 5	INTEREST IN SECURITIES OF THE COMPANY

Paragraphs (a) – (c) of Item 5 of Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this Amendment No. 3 for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons. Percentages of the Common Stock outstanding reported in this Amendment No. 3 are calculated based upon an aggregate of 44,563,490 shares of Common Stock outstanding as of October 31, 2017 as disclosed in the Issuer’s Quarterly Report on Form 10-Q the quarterly period ended September 30, 2017 filed by the Issuer on November 20, 2017.

(b)	See rows (7) through (10) of the cover pages to this Amendment No. 3 for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	On November 17, 2017, the Issuer issued the Initial Loan and Backstop Warrants to HCP-FVA to purchase 13,859,128 shares of Common Stock reported in this Amendment No. 3.

ITEM 6    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

As described in Item 4 above, on November 17, 2017, HCP provided the Commitment Letter to the Issuer, a copy of which is incorporated herein by reference to Exhibit 1 of this Amendment No. 3.

As described in Item 4 above, on November 17, 2017, HCP-FVA and the Loan Parties entered into the Loan Agreement, a copy of which is incorporated herein by reference to Exhibit 2 of this Amendment No. 3.

As described in Item 4 above, on November 17, 2017, the Issuer issued the Initial Loan and Backstop Warrants to HCP-FVA, a copy of which is incorporated herein by reference to Exhibit 3 of this Amendment No. 3.

Except as otherwise set forth in the Schedule 13D, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

ITEM 7	MATERIALS TO BE FILED AS EXHIBITS

1.     Commitment Letter, dated as of November 17, 2017, from HCP to the Issuer (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on November 20, 2017).

2.     Loan and Security Agreement, dated as of November 17, 2017, by and among HCP-FVA and the Loan Parties (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 20, 2017).

3.     Initial Loan and Backstop Warrants, dated as of November 17, 2017, issued by the Issuer to HCP-FVA (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on November 20, 2017).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 27, 2017

/s/ Martin M. Hale, Jr.

HALE CAPITAL MANAGEMENT, LP

By: Hale Fund Management, LLC, its General Partner

By:	/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Chief Executive Officer

HALE CAPITAL PARTNERS, LP, for itself and as the sole member of HCP-FVA, LLC

By: Hale Fund Management, LLC, its General Partner

By:	/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Chief Executive Officer

HALE FUND MANAGEMENT, LLC

By:	/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Chief Executive Officer